February 16, 2006

Via U.S. Mail

William L. Deckelman, Jr.
Executive Vice President and General Counsel
Affiliated Computer Services, Inc.
2828 North Haskell Avenue
Dallas, Texas  75204

	Re:	Affiliated Computer Services, Inc.
		Schedule TO-C filed January 26, 2006
		Schedule TO-C filed January 27, 2006
		Schedule TO-C filed February 1, 2006
		Schedule TO-C filed February 6, 2006
		Schedule TO-I filed February 9, 2006
		SEC File No. 5-43971

Dear Mr. Deckelman:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at
the end of this letter.
Schedule TO
Exhibit (a)(1)(A) - Offer to Purchase for Cash
	Forward-Looking Statements, page 8
1. We note your references here and in Exhibit (a)(5)(I) to the Private Securities Litigation Reform Act of 1995. The safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with
a
tender offer.  See Section 27A(b)(2)(C) of the Securities Act of
1933
and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations. Please refrain from referring to such safe harbor provisions in any future press releases or other communications relating to this tender offer.
The Offer, page 12
2. In an appropriate place in this discussion, disclose how you will notify shareholders of the price you have determined you will pay for shares tendered in the tender offer.
	Section 1. Terms of the Offer
3. Refer to the second paragraph under "Odd Lots" where you indicate that you reserve the right to purchase Shares tendered from those shareholders who, after proration, would then own less than 100 Shares. Please tell us how this would be appropriate under Rule 13e-
4(f)(3).
	Section 4. Withdrawal Rights, page 24
4. See the penultimate paragraph in this section. Please revise to explain why you may be "unable to purchase Shares in the Offer for any reason" other than a failure of condition.
Section 7. Conditions of the Offer, page 26
5. See the first paragraph, which relates to the company`s determination whether the triggering of a condition "makes it inadvisable" to proceed with the offer. Please note that, when a condition is triggered and the company decides to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). You may not rely on this language to tacitly waive a condition of the offer by failing to assert it. Please confirm your understanding on a supplemental basis.
6. A tender offer may only be subject to conditions that are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. In this regard, we note the following:
* the reference to "any action or omission to act by [you]" in the first and last paragraph;
* the reference to "threatened" in the second bullet point; and
* the reference to "indirectly" in the third bullet point.
Please revise to clarify the conditions in accordance with this comment.
	Section 9.  Source and Amount of Funds, page 29
7. We note that the offer remains subject to a financing condition.
In this regard, please note our position that a material change in the offer occurs when the offer becomes fully financed (i.e. the financing condition is satisfied) and that, accordingly, five days must remain in the offer or the offer must be extended upon the satisfaction or waiver of the financing condition. Please advise us of your intent in this regard.
8. Confirm to us that when the financing is complete, you will file the relevant loan agreement as an exhibit in accordance with Item 1016(b) of Regulation M-A.

	Section 13. Material U.S. Federal Income Tax Considerations, page 40
9. Please eliminate the statement in the last paragraph that this discussion is included for general information only. We believe this statement suggests that your stockholders may not rely on the description of the material tax consequences included in your offering materials.
	Section 15.  Fees and Expenses, page 45
10. We note your indication that the Dealer Manager will receive a "reasonable and customary fee." Considering you have indicated on page 12 and elsewhere that you will extend the Offer if you "materially increase the Dealer Manager`s fee," revise this discussion to provide quantified information so as to give readers some sense as to what this fee constitutes.

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from all filing persons acknowledging that:

* the bidder is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
      If you have any questions regarding our comments, please do not hesitate to contact me at (202) 551-3264. You may also reach me by facsimile at (202) 772-9203.

      							Sincerely,



								Mara L. Ransom
								Special Counsel
								Office of Mergers and
Acquisitions

cc via facsimile at 214-661-4954:

Neel Lemon, Esq.
Sarah Rechter, Esq.
Baker Botts L.L.P.
??

??

??

??

Affiliated Computer Services, Inc.
February 16, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

         DIVISION OF
CORPORATION FINANCE